FILED BY ZHONE TECHNOLOGIES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: PARADYNE NETWORKS, INC.

COMMISSION FILE NO. 000-26485

Press Release

ZHONE AND PARADYNE SET RECORD DATE FOR STOCKHOLDERS ENTITLED TO

VOTE ON THE ACQUISITION

OAKLAND, CA AND LARGO, FL (July 25, 2005) – Zhone Technologies, Inc., the first company dedicated to building total-delivery solutions for voice, data and content services worldwide, and Paradyne Networks, Inc., a leading provider of triple play broadband loop carriers (BLCs) and Ethernet access equipment, today announced that Friday, July 29, 2005 at the close of business has been set as the record date for the determination of stockholders entitled to vote at the upcoming special stockholders meetings for each of Zhone and Paradyne. The vote is in connection with the proposed acquisition of Paradyne by Zhone.

Paradyne and Zhone will send a definitive joint proxy statement/prospectus to stockholders of record of both companies. The proxy will contain important information about the proposed merger. Stockholders are urged to read the joint proxy statement/prospectus when it becomes available. The joint proxy statement/prospectus also will include the dates, times and locations of the special meetings.

About Paradyne Networks, Inc.

Paradyne (Nasdaq: PDYN) provides a broad family of IP-based broadband access solutions, including BLCs, DSLAMs, Ethernet in the First Mile bonded solutions, IADs, and CPE. Paradyne’s products support both residential triple play solutions and business class bonded SHDSL, ADSL2+, and bonded T1/E1 solutions for LAN extension and cell site data backhaul applications. Paradyne’s solutions are designed to enhance carrier revenue streams with full support for Multimedia Traffic Management (MTM) and to lower carrier operational expenses through Operational Intelligence (OpIQ). More information may be obtained by visiting www.paradyne.com.

About Zhone Technologies, Inc.

Zhone (Nasdaq: ZHNE) designs and manufactures network equipment for network operators worldwide. Zhone’s products allow network operators to deliver a rich array of voice, data, video, and entertainment services over their existing networks while simultaneously retooling for converged packet based voice (VoIP) and video (IPTV) over copper or fiber access lines. Zhone’s advanced networking solutions include the Single Line Multi-Service architecture (SLMS(TM)), Multi-Access Line Concentrator (MALC(TM)), Raptor(TM) ATM/IP DSLAMs, Zhone Residential Gateways (ZRG(TM)), GigaMux(TM) Optical Transport Systems and Zhone Management System (ZMS(TM)). With deployments at over 300 carriers including among some of the world’s largest networks, Zhone has enabled network operators to reinvent their businesses. For more information, please visit www.zhone.com.

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Additional Information Regarding the Proposed Acquisition

In connection with Zhone Technologies, Inc.’s proposed acquisition of Paradyne Networks, Inc., on July 15, 2005 Zhone filed preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 that will contain a joint proxy statement/prospectus. These materials are not yet final and will be amended. In addition, Zhone and Paradyne will file other information and documents concerning the proposed acquisition and their respective businesses with the SEC. ZHONE AND PARADYNE URGE INVESTORS TO REVIEW THE DEFINITIVE VERSION OF THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION TO BE FILED WITH THE SEC BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Any offer of securities will only be made pursuant to the joint proxy statement/prospectus when it becomes available. These documents will be available without charge on the SEC’s web site at www.sec.gov as well as under the investor relations portions of Zhone’s and Paradyne’s websites, at www.zhone.com and www.paradyne.com, respectively. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

The officers and directors of Zhone and Paradyne may have interests in the proposed acquisition, some of which may differ from, or may be in addition to, those of the stockholders of Zhone and Paradyne generally. A description of the interests that the officers and directors of the companies have in the proposed acquisition will be available in the joint proxy statement/prospectus.

In addition, Zhone and Paradyne, their respective officers, directors and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Zhone and Paradyne, respectively, in connection with the proposed acquisition. Information about the officers and directors of Zhone and their ownership of Zhone securities is set forth in the proxy statement for Zhone’s 2005 Annual Meeting of Stockholders filed with the SEC on April 1, 2005. Information about the officers and directors of Paradyne and their ownership of Paradyne securities is set forth in the proxy statement for Paradyne’s 2005 Annual Meeting of Stockholders filed with the SEC on April 11, 2005. Investors may obtain more detailed information concerning the participants by reading the joint proxy statement/prospectus when it becomes available.

For more information, please visit www.paradyne.com or www.zhone.com or contact:

Paradyne Networks, Inc.

Eric Knapp

(603) 422-0629

eknapp@paradyne.com

Zhone Technologies, Inc.

Investors

Tel: +1 510-777-7013

Fax: +1 510-777-7001

Email: investor-relations@zhone.com

Media

Jessica Mullens

Tel : +1 510-777-7020

Fax : +1 510-777-7001

Email: jmullens@zhone.com

Paradyne is a trademark of Paradyne Networks, Inc. Zhone, the Zhone logo, and all Zhone product names are trademarks of Zhone Technologies, Inc. Other brand and product names are trademarks of their respective holders. Copyright © 2005 Zhone Technologies, Inc. and Paradyne Networks, Inc. All rights reserved.